Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 28, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 4

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Changed Pages of Amendment No. 4 (“Changed Pages of Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes, where applicable, from either Amendment No. 3 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2013 or the Correspondence filed by the Company with the Commission on March 8, 2013 and March 21, 2013.

The Changed Pages of Amendment No. 4 reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated March 26, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement, the Changed Pages of Amendment No. 4 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Changed Pages of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

The Reorganization Transactions, page 11

1.	We note your response to comment two from our letter dated March 18, 2013. Please address the following:

•	You indicate that your Class A Units, Class J Units and the Class M Units have different rights, including preferences in distribution and it is difficult to compare proportional ownership between different classes of units. However, you also indicate that the value of New TMM units being issued to members of management and the board will be equal to the value of the time-vesting Class M Units being exchanged. It is unclear how you determined that the value will be the same given that the New TMM Units (along with a corresponding number of Class B common shares) can be converted into Class A common stock of TMHC;

•

You indicate that management and the board of directors collectively owned less than 1.0% of the Class A Units of TMM before the exchange. However, management and the board will directly hold 1.5% of the New TMM Units. Please tell us how you determined that management and the board did not receive an increase in proportional ownership. Please tell us how you determined that this increase did not create preferential rights for certain equityholders;

•

On page 57, we note that management will hold 1,783,536 shares of New TMM Units upon completion of the reorganization transaction. Please tell us how you determined how many New TMM Units management would receive in the exchange. Please also explain why the time-vesting Class M Units in TMM are being exchanged for New TMM Units while the performance-vesting Class M Units are being exchanged for equity interest in the TPG and Oaktree holding vehicles;

•	It appears that affiliates of JH owed 1.9% of the Class A Units prior to the exchange. Please tell us how much ownership the affiliates of JH will have in New TMM after the exchange; and

•

On page 11, you disclose that the number of New TMM Units issued to TPG and Oaktree holding vehicles and members of management and your board will be determining using the same methodology and based on a hypothetical cash distribution by TMM of your pre-IPO value to the holders of Class A Units, Class J Units and Class M Units and the price paid by the underwriters for the shares of your Class A common stock in the offering. Please help us understand how this methodology was applied and how the conversion of each class of equity resulted in the final number of New TMM Units issued. It may help if you provided us with an example to demonstrate how the methodology was applied;

Response to Comment 1.

The Company hereby advises the Staff that the Reorganization Transactions were the result of discussions among the Principal Equityholders, the board of directors of the Company and management. The goal of the Reorganization Transactions was to preserve the existing partnership structure, to create a capital structure with a single class of common units for New TMM that is easy for investors to understand and to provide members of management and the board with liquidity for a portion of their equity in the Company. As described in the Registration Statement, the holders of all of Class A Units, Class J Units and performance-vesting Class M Units in TMM (including all members of management and the board of the Company) will, directly or indirectly, exchange their units for substantially identical units in the TPG and Oaktree holding vehicles.

The holders of time-vesting Class M Units (consisting of members of management and the board of the Company) will exchange such units for New TMM Units. All holders of time-vesting Class M Units will participate in the exchange on the same terms. In addition, the calculation of the amount of New TMM Units to be issued to the TPG and Oaktree holding vehicles and members of management and the board of the Company will be determined using the same formula and all holders of New TMM Units will have the right to exchange New TMM Units (and corresponding shares of Class B common stock) for Class A common stock of TMHC on the same terms. No holder will be given preferential terms in the Reorganization Transaction.

In the Reorganization Transactions, the number of New TMM Units issued to each of the TPG and Oaktree holding vehicles and members of management and the board of the Company will be determined using the same methodology and based on a hypothetical cash distribution of the pre-IPO value by TMM to the holders of Class A Units, Class J Units and Class M Units and the price per share paid by the underwriters for shares of the Class A common stock in this offering. Using a hypothetical public offering price of $21.00 per share (the midpoint and the estimated public offering price) and an assumed underwriters’ discount of $1.26 per share, the pre-IPO valuation would be calculated as $2,226.4 million (or $19.74 times 112,784,964 New TMM Units outstanding immediately prior to the IPO).

The following table shows the amount of TMM Units that each limited partner of New TMM (or their partners in the case of the TPG and Oaktree holding vehicles) would have owned immediately prior to the Reorganization Transactions and the hypothetical pre-IPO distribution value of such TMM Units in the Reorganization Transactions.

Limited Partners	TMM Units		Aggregate Pre- IPO Distribution Value (Approx.)
TPG holding vehicle	312,518,661	Class A Units	$1.094 billion
	30,265,999	Class J Units
	4,654,286	Performance-vesting Class M Units
Oaktree holding vehicle	312,518,661	Class A Units	$1.094 billion
	30,265,999	Class J Units
	4,654,286	Performance-vesting Class M Units
Members of our management and our board (collectively)	24,651,429	Time-vesting Class M Units	$38.2 million

The number of New TMM Units to be issued to the limited partners of New TMM is based on the hypothetical pre-IPO distribution value of the Class A Units, Class J Units and Class M Units attributed to such persons in the table above divided by the price per share paid by the underwriters for the shares of Class A common stock in this offering.

Based on the hypothetical pre-IPO distribution value in the table set forth above and the assumed underwriters’ price per share of $19.74, the limited partners of New TMM would receive the following New TMM Units in the Reorganization Transactions (prior to giving effect to the offering).

Limited Partners	New TMM Units
TPG holding vehicle	55,424,167
Oaktree holding vehicle	55,424,167
Members of our management and our board (collectively)	1,936,629

In addition, the Company has revised its disclosure to include an example of how the distribution in respect of time-vesting Class M Units would work. Please see pages 12 and 54 of the Changed Pages of Amendment No. 4.

Recent Developments, page 15

Selected 2013 Operations Data, page 15

2.	We note that you have discussed your U.S. net sales orders and consolidated net sales orders for the two months ended February 28, 2013. You have also discussed your U.S. backlog and consolidated backlog as of February 28, 2013. Please revise your disclosure here and on page 77 to include a comprehensive discussion of your Canada net sales orders for the two months ended February 28, 2013 and your Canada backlog as of February 28, 2013 in a manner similar to your discussion of U.S. and consolidated net sales orders and backlog. If your Canadian operations have experienced a decline in net sales orders or backlog during the two months ended February 28, 2013, please ensure that your discussion addresses the reasons for this decline and explains the extent to which you believe this is a trend that is expected to continue in 2013. Please also separately quantify the amount of unconsolidated joint venture net sales orders and backlog included within your consolidated net sales orders and backlog, if applicable;

Response to Comment 2

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 15-16 and 77 of the Changed Pages of Amendment No. 4.

Summary Historical and Pro Forma Consolidated Financial and Other Information, page 20

3.	Please revise the operating data section of your table on page 22 where appropriate so that it is clear which figures are being added together to result in each line item titled “combined”. Use of the term “combined” by itself does not appear to sufficiently convey which items are being combined;

Response to Comment 3

The Company has revised its disclosure in response to the Staff’s comment to clarify which figures are being combined. Please see page 22 of the Changed Pages of Amendment No. 4.

Capitalization

4.	Please tell us why you removed the references to using a portion of the proceeds from this offering toward redeeming senior notes;

Response to Comment 4

The Company hereby advises the Staff that it removed the references to using a portion of the proceeds from this offering toward redeeming senior notes because the Company has changed certain expected use of proceeds from the offering. In addition, the Company did not believe it was necessary to repeat statements about the use of proceeds from the offering in the introduction to the capitalization table. The disclosure in the introduction to the capitalization table explains that the pro forma capitalization is presented giving effect to, among other things, the use of proceeds as described under “Unaudited Pro Forma Consolidated Financial Information” which describes the anticipated redemption of the senior notes. The Company also advises the Staff that the pro forma column of the capitalization table reflects the amount of senior notes expected to be outstanding following the contemplated redemption.

Dilution, page 61

5.	We note your response to comment four from our letter dated March 18, 2013. You indicated that the aggregate number of shares of Class A common stock outstanding gives effect to the Reorganization Transactions including the purchase of 14,286,000 New TMM units and shares of Class B common from the existing equity holders by TMHC for approximately $282.0 million. Please revise to clarify how your dilution calculation treats the 14,286,000 shares sold to new investors whose proceeds are being used to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of management. It appears that your dilution calculation of $9.92 per share to new investors is based upon only the 9,524,000 shares that remain after the New TMM Units are purchased from the TPG and Oaktree holding vehicles, rather than being based upon the 23,810,000 Class A shares being offered;

Response to Comment 5

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 61 and 62 of the Changed Pages of Amendment No. 4.

6.	We note your response to comment five from our letter dated March 18, 2013. It is still not clear how you determined the consideration paid by your existing equityholders. Please supplementally provide us with your calculation of the total consideration amount paid by your existing equityholders and revise your filing to make this clearer to investors;

Response to Comment 6

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 61 and 62 of the Changed Pages of Amendment No. 4.

Unaudited Pro Forma Consolidated Financial Information, page 62

Notes to Unaudited Pro Forma Consolidated Statement of Operations For Year Ended December 31, 2012, page 65

7.	We note your response to comment eight from our letter dated March 18, 2013. Please provide the following:

A.	You indicate that the adjustment in note (e) on page 24 and note (g) on page 66 represents compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering. You also disclose that there are also other issuances made to employees other than just named executives. Please revise your document on page 54 and anywhere else where you explain the significant activities you are undertaking in connection with this offering to disclose the grants that will be made to both named executives and other employees; and

Response to Comment 7A.

The Company has revised its disclosure in response to the Staff’s comment to disclose the aggregate amount of grants that will be made to both named executives and other employees. Please see pages 57 and 66 of the Changed Pages of Amendment No. 4.

B.	Please disclose the actual assumptions used to determine the fair value, including but not limited to the volatility and expected terms assumptions and the U.S. Treasury bond rate consistent with the expected term assumption;

Response to Comment 7B.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 66 of the Changed Pages of Amendment No. 4.

8.	Please reconcile the apparent conflict between the disclosure relating to equity grants in conjunction with the IPO in footnote (g) on page 66 and the disclosure under the heading “IPO Equity Grants” on page 171. If there is no conflict between these two sections, please provide a more fulsome discussion of the compensation that members of your board will be receiving under the heading “Director Compensation”;

Response to Comment 8

The Company hereby directs the Staff to its response to Comment 7A which addresses the apparent conflict and notes that the disclosure under the heading “IPO Equity Grants” on page 175 relates only to the awards granted to the named executive officers. The Company has also revised its disclosure in response to the Staff’s comment and added disclosure under the heading “Director Compensation” regarding grants to Messrs. Timothy Eller and Peter Lane. Please see page 193 of the Changed Pages of Amendment No. 4.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 68

9.	We note your response to comment six from our letter dated March 18, 2013. Please address the following:

A.	You disclose on page F-54 that your Class J Units have time and performance metrics that were not met as of December 31, 2012. We also note your statement in footnote (1) on page 69 that you have assumed the performance targets applicable to the Class J Units have been met as of the date of this offering. Please revise to clarify if the Class J Units in the TPG and Oaktree holding vehicles that will be issued as part of the Reorganization will also be subject to time and performance metrics or if they will be fully vested at the time off issuance. If the Class J units in the TPG and Oaktree holding vehicles will be fully vested, please tell us how you determined that the time and performance metrics were met subsequent to December 31, 2012;

Response to Comment 9A.

The termination of the services agreement with JH constitutes a modification of the Class J Units for purposes of ASC Topic 718-20-35-3. The vesting criteria and performance metrics of the units JH will receive in the TPG and Oaktree holding vehicles will be substantially identical to those of the Class J Units being exchanged. The Company has revised its disclosure in response to the Staff’s comment to clarify that the charge results from the modification. Please see page 69 of the Changed Pages of Amendment No. 4.

B.	It is still unclear what your basis is for recording a one-time non-cash charge relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. Please specifically disclose your basis for recording this adjustment and supplementally tell us the accounting literature used to support your conclusion;

Response to Comment 9B.

The termination of the services agreement with JH constitutes a modification of the Class J Units for purposes of ASC Topic 718-20-35-3, and the charge is based on the fair value of the Class J Units at the date of the closing of the offering. The Company has revised its disclosure in response to the Staff’s comment. Please see page 69 of the Changed Pages of Amendment No. 4.

C.	Please revise note (i)(1) on page 69 to disclose the assumptions used in your Black-Scholes model including but not limited to (1) the actual comparable peer set used for volatility, (2) the risk free rate used, (3) the expected life assumptions used and (4) the actual discount for lack of marketability used; and

Response to Comment 9C.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 69 of the Changed Pages of Amendment No. 4.

D.	You also indicated in your response that the adjustment was lowered due to a refinement in assumptions. Please supplementally explain what the changes in assumptions were and how you determined that these changes were more reflective of your current circumstances;

Response to Comment 9D.

The Company hereby advises the Staff that the $83 million to $103 million range for the charge that was disclosed in an earlier submission was based on a preliminary analysis. While the Company thought that a discount for lack of marketability might be appropriate, given the circumstances, the analysis of such discount was not yet complete at the time of the earlier submission. Therefore, in order to be conservative, at the time the Company made the earlier submission, it did not apply a discount for lack of marketability of the Class J Units. The analysis has since been completed, and the Company found that it was appropriate to apply a 20% discount for lack of marketability based on both qualitative and quantitative factors. Ultimately the discount for lack of marketability was put in place to properly account for the illiquidity and the impact of the performance conditions still to be met as of the date of the modification.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

11. Income Taxes, page F-33

10.	We note your response to comment 17 from our letter dated March 18, 2013. Please address the following:

A.	Please revise your financial statement footnote disclosure to explain your consideration of ASC 740-10-30-16 through 30-25. You should include disclosures similar to the information provided on page 114 of your MD&A; and

Response to Comment 10A.

The Company has revised its disclosure in response to the Staff’s comment. Please see page F-35 of the Changed Pages of Amendment No. 4.

B.	Please also revise your disclosure to include an explanation of the anticipated future trends included in your projections of future taxable income;

Response to Comment 10B.

The Company has revised its disclosure in response to the Staff’s comment. Please see page F-36 of the Changed Pages of Amendment No. 4.

19. Capital Structure, page F-51

11.	We note your response to comment 18 from our letter dated March 18, 2013. You confirmed that the same members of management were given the opportunity to purchase additional shares Class A Units. Your previous disclosure indicated that an additional 2,189,415 Class A Units were issued for proceeds of approximately $2.4 million. However, your revised disclosures indicate that certain members of management elected to purchase an aggregate of 462,142 additional Class A Units for proceeds of approximately $0.5 million. Please revise your disclosure to explain who purchased the remaining 1,727,273 Class A Units for $1.9 million;

Response to Comment 11

The Company has revised its disclosure in response to the Staff’s comment. Please see page F-52 of the Changed Pages of Amendment No. 4.

Equity-based Compensation – Fair Value, page F-55

12.	Please revise your disclosures here or in MD&A regarding equity based compensation fair value to include the following:

•	For each grant date since April 1, 2012, the number of equity instruments granted, the exercise price and other key terms of the award, the fair value of the common stock at the date of grant, and the intrinsic value, if any, for the equity instruments granted (the equity instruments granted may be aggregated by month or quarter and the information presented as weighted average per share amounts);

•	A discussion of the significant factors, assumptions and valuation techniques used in estimating the fair value of your securities since April 1, 2012. For example, you should disclose and discuss the method used to estimate your implied equity volatility, risk-free rate and expected return. Refer to ASC 718-10-50-2(f);

•	A statement of whether your fair value was contemporaneous or retrospective; and

•.	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the Pre-IPO value. It appears that you have only listed the factors considered. Please revise your disclosure to discuss each factor that was considered and the impact that each factor had on the fair value of your equity. Please provide enough information to explain the increase in your fair value right up to your pre-IPO business enterprise valuation;

Response to Comment 12.

The Company has revised its disclosure in the MD&A in response to the Staff’s comment. Please see pages 109 through 113 of the Changed Pages of Amendment No. 4.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy, Esq. John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

William J. Whelan III, Esq.

Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.

Ropes & Gray LLP

11

As filed with the Securities and Exchange Commission on March 28, 2013

Registration No. 333-185269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taylor Morrison Home Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	90-0907433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darrell C. Sherman, Esq.

Vice President and General Counsel

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Julie H. Jones, Esq. Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	William J. Whelan III, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(2)(3)
Class A common stock, par value $0.00001 per share	27,381,500	$22.00	$602,393,000	$82,166

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2)	Includes 3,571,500 shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments, if any.
(3)	$68,200 of this amount was previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Reorganization Transactions

Prior to this offering and the Reorganization Transactions, our business and operations were conducted by subsidiaries of TMM. In the Reorganization Transactions, the existing holders of limited partnership interests in TMM, including the Principal Equityholders (as described below) and certain members of our management and our board, will, through a series of transactions, contribute their limited partnership interests in TMM to a new limited partnership, TMM Holdings II Limited Partnership, formed under the laws of the Cayman Islands (“New TMM”) such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase common partnership units in New TMM (“New TMM Units”).

Immediately prior to the Reorganization Transactions, partnership interests in TMM were divided into three categories of units: Class A Units, Class J Units and Class M Units. The Principal Equityholders and certain members of our management and our board held all of the Class A Units. Affiliates of JH Investments Inc., one of the Principal Equityholders, held all of the Class J Units. Certain members of our management and our board held all of the Class M Units. Holders of the Class J Units and Class M Units were not entitled to receive distributions unless specified return thresholds were met and all capital contributed to TMM by holders of Class A Units has been returned. Class M Units were issued as long-term incentive compensation for members of our management and our board and were subject to time-vesting or performance-vesting.

In the Reorganization Transactions:

•	TPG and Oaktree will each form a holding vehicle;

•

Our Principal Equityholders, members of our management and our board will directly or indirectly exchange all of their respective Class A Units, Class J Units and performance-vesting Class M Units in TMM on a one-for-one basis for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially the same as the Class A Units, Class J Units and performance-vesting Class M Units in TMM surrendered for exchange;

•

Members of our management and our board will exchange all of their time-vesting Class M Units in TMM for New TMM Units with vesting terms that are substantially the same as those of the Class M Units surrendered for exchange;

•

The vesting terms of the equity interests in the TPG and Oaktree holding vehicles and New TMM Units received by members of our management and our board will be identical to the current vesting terms of the Class M Units of TMM prior to their exchange. No equity interests in the TPG and Oaktree holding vehicles or New TMM Units held by members of our management and our board will vest as a result of the completion of this offering;

•	New TMM will directly or indirectly acquire all of the Class A Units, Class J Units and Class M Units outstanding prior to the Reorganization Transactions; and

•	The TPG and Oaktree holding vehicles will directly or indirectly acquire New TMM Units.

Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board. The number of New TMM Units issued to each of the TPG and Oaktree holding vehicles and members of our management and our board as described above will be determined using the same methodology and based on a hypothetical cash distribution by TMM of our pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM and the price per share paid by the underwriters for shares of our Class A common stock in this offering.

For example, based on an assumed public offering price of $21.00 per share (the midpoint of the estimated price range set forth in the cover page of this prospectus), our pre-IPO valuation would be $2,226.4 million (calculated using an assumed price paid per share by the underwriters in this offering of $19.74). Based on these facts, a member of management who would be entitled to receive $200,000 in respect of such manager’s time vesting Class M Units in a hypothetical distribution of the assumed pre-IPO value of TMM would receive 10,132 New TMM Units in the Reorganization Transactions (determined by dividing $200,000 by the assumed price paid per share by the underwriters in this offering).

The TPG and Oaktree holding vehicles and members of our management and our board will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each will receive.

Following the Reorganization Transactions, this offering and the application of the net proceeds therefrom, TMHC will indirectly hold 19.5% of the New TMM Units, the TPG and Oaktree holding vehicles will each hold an aggregate of 39.5% of the New TMM Units and members of our management and our board will directly hold an aggregate of 1.5% of the New TMM Units (in each case based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

TMHC will control the sole general partner of New TMM, which will control TMM. TMHC will directly or indirectly control the business and affairs of New TMM, TMM and its subsidiaries. TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries, and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the entitlement of the holders of New TMM Units (other than TMHC) to a portion of New TMM’s net income (loss). See “Organizational Structure” for further details.

In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of Class A common stock and Class B common stock, which we collectively refer to as “common stock,” will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that will be provided to holders of Class A common stock. The total voting power of the outstanding Class A common stock will be proportional to the percentage of New TMM Units held by TMHC, and the total voting power of the outstanding Class B common stock will be equal to the remaining percentage of New TMM Units not held by TMHC. New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management and our board described above together with a corresponding number of Class B shares of common stock of TMHC may be exchanged for shares of Class A common stock of TMHC on a one-for-one basis, subject to certain adjustments and according to the terms of the Exchange Agreement to which TMHC, New TMM, the TPG and Oaktree holding vehicles and certain members of our management and our board will be a party upon completion of this offering.

Acquisition by the Principal Equityholders and Financing Transactions

Affiliates of the Principal Equityholders formed TMM in March 2011, and on July 13, 2011, TMM acquired Taylor Woodrow Holdings (USA), Inc. (now known as Taylor Morrison Communities, Inc. or “TMC”) and Monarch Corporation (together with TMC, the “Operating Subsidiaries”) from Taylor Wimpey plc for aggregate cash consideration of approximately $1.2 billion. TMC is currently held indirectly by TMM via Taylor Morrison Holdings. We refer to this transaction as the “Acquisition.” To fund a portion of the consideration for the Acquisition, the Principal Equityholders contributed an aggregate of $620.3 million in cash to TMM in exchange for the issuance to them of limited partner interests in TMM (the “Equity Contribution”).

Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the Acquisition, the Operating Subsidiaries entered into a $625.0 million senior unsecured credit facility with affiliates of TPG and Oaktree, consisting of a $500.0 million bridge loan facility and a $125.0 million incremental bridge loan facility (collectively, the “Sponsor Loan”). In August 2011, we repaid the $125.0 million incremental bridge loan facility. Concurrently with the Acquisition, the Operating Subsidiaries also entered into the Revolving Credit Facility with a syndicate of third party banks and financial institutions, with an aggregate committed principal amount of $75.0 million. On August 15, 2012, we utilized the $50.0 million incremental facility feature under the Revolving Credit Facility to increase the revolving credit commitments from $75.0 million to $125.0 million. On December 27, 2012, we further amended the Revolving Credit Facility to provide for $225.0 million in aggregate revolving credit commitments.

On April 13, 2012, TMC and Monarch Communities completed an offering of $550.0 million aggregate principal amount of 7.750% senior notes due 2020. We used a portion of the net proceeds from the offering of the senior notes to repay $350.0 million of the then outstanding Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be acquired by a subsidiary of TMM, and affiliates of TPG and Oaktree acquired an additional $150.0 million of limited partnership interests in TMM (the “Sponsor Loan Contribution”). On August 21, 2012, we completed the offering of an additional $125.0 million aggregate principal amount of 7.750% senior notes due 2020 at an issue price of 105.5%.

We refer to the Acquisition, the Sponsor Loan Contribution, the initial entry into the Revolving Credit Facility (and its subsequent amendment and extension), the two offerings of our senior notes and the use of proceeds from those transactions as the “Acquisition and Financing Transactions.”

Recent Developments

Selected 2013 Operations Data

Based on currently available information, we believe our U.S. net sales orders for the two months ended February 28, 2013 totaled 888 homes, representing a 71% increase as compared to 519 homes in the same period in 2012. Our Canadian net sales orders for the two months ended February 28, 2013 totaled 88 (including 9 homes in unconsolidated joint ventures) homes, representing a 39% decline as compared to 103 homes in the same period in 2012. We believe our total net sales orders totaled 976 homes for the two months ended February 28, 2013, representing a 47% increase as compared to 664 homes in the same period in 2012. We estimate that we had 498 home closings in the United States for the two months ended February 28, 2013, an 84% increase over the 270 home closings in same period in 2012, and 539 home closings on a total basis, a 40% increase over the 385 home closings in same period in 2012. Our home closings in Canada for the two months ended February 28, 2013 decreased 65% to 41 (including 2 homes in unconsolidated joint ventures) over the 108 home closings in same period in 2012.

Also based on currently available information, we believe that our U.S. backlog of homes sold but not closed as of February 28, 2013 increased by 128% to 2,254 homes as compared to our U.S. backlog of 990 homes sold but not closed as of February 29, 2012. Our Canadian backlog as of February 28, 2013 decreased by

7% from a backlog of 2,468 homes as of February 29, 2012 to a backlog of 2,293 (including 914 homes in unconsolidated joint ventures). We believe our total backlog was 4,547 homes as of February 28, 2013, a 31% increase over our total backlog of 3,458 homes as of February 29, 2012. We believe that the sales value of our U.S. backlog increased by 218% to $896.0 million, that the sale value of our Canadian backlog decreased by 7% to $735.5 million (including $307.2 million in unconsolidated joint ventures) and that the value of our total backlog increased by 53% to $1.6 billion, each from February 28, 2012 to February 28, 2013. We believe the decline in net sales orders, backlog and closings in Canada are temporary and the result of limited Monarch product availability in 2012 in our single-family communities as well as a reduction in our active high-rise developments in their prime selling phases available to the market. The GTA has also seen a moderation in sales activity compared to the prior periods.

The preliminary financial and other data set forth in this section has been prepared by, and is the responsibility of, our management. The foregoing information and estimates have not been compiled or examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing information and estimates are subject to revision as we prepare our financial statements and other disclosures as of and for the three months ending March 31, 2013, including all disclosures required by U.S. GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ending March 31, 2013, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ending March 31, 2013 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these estimated results of operations and other data are not necessarily indicative of the results to be achieved for the full quarter ending March 31, 2013 or any future period. See “Special Note Regarding Forward-looking Statements.”

Acquisition of Darling Homes

On December 31, 2012, Taylor Morrison, Inc., through its subsidiary Darling Homes of Texas, LLC, acquired the assets of Darling Interests, Inc. (“Darling”), a Texas-based homebuilder. Darling builds homes under the Darling Homes brand for move-up buyers in approximately 24 communities in the Dallas-Fort Worth Metroplex and 20 communities in the Greater Houston Area markets. Darling is a well-established builder whose products complement our existing product lines in Texas. We believe the acquisition of Darling has given us a strong presence in the Dallas homebuilding market and will expand our current operations in Houston.

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. Subsequent payments of up to an aggregate of $50.0 million, plus 5% of any cumulative EBIT (or earnings before interest and taxes) attributable to the acquired assets above $229.5 million over the four year period following December 31, 2012, may be made to the sellers pursuant to an earn-out arrangement. Darling generated revenues of $181.9 million and $261.4 million, and closed 409 and 624 homes, for the years ended December 31, 2011 and 2012, respectively.

Amendment to Revolving Credit Facility

In connection with this offering, we intend to amend and restate the Revolving Credit Facility in order to convert the Revolving Credit Facility into an unsecured facility and increase the aggregate amount of commitments under the Revolving Credit Facility to $400.0 million, of which $200.0 million would be available for letters of credit. We also expect the amendment will permit us to increase the Revolving Credit Facility by up to an additional $200.0 million through an incremental facility. We expect that the amended and restated Revolving Credit Facility will permit us to borrow up to the full commitment amount under the Revolving Credit

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2012	2011	2011	2010

Other Financial Data:
Interest incurred(4)	$47,973	$62,468	$37,605	$23,077	$85,720
Depreciation and amortization	4,370	4,370	2,564	1,655	3,242
Adjusted home closings gross margin(5)	322,243	320,684	148,847	144,572	307,193
Adjusted home closings gross margin %	23.5%	23.4%	20.4%	24.1%	24.1%
Adjusted EBITDA(6)	$228,778	$228,778	$94,223	$92,919	$176,523
Adjusted EBITDA margin %(6)	15.9%	15.9%	12.6%	15.0%	13.6%

Operating Data:
Average active selling communities	122	122	140	151	149

Net sales orders (units)	4,482	4,482	1,953	2,031	3,347
Net sales orders - unconsolidated Canadian joint ventures (units)(7)	360	361	82	63	343

Combined net sales orders (units)	4,842	4,843	2,035	2,094	3,690

U.S. closings (units)	2,933	2,933	1,282	1,045	2,570
Canada closings (units)	849	849	741	797	1,567
Canada closings (units) - unconsolidated joint ventures(7)	232	232	54	1	3

Combined closings (units)	4,014	4,014	2,077	1,843	4,140

U.S. average sales price of homes delivered	$336	$336	$304	$308	$274
Canada average sales price of homes delivered	$451	$451	$460	$349	$364
Canada average sales price of homes delivered - unconsolidated joint ventures(7)	$391	$391	$527	$290	$593
Combined average sales price of homes delivered	$364	$354	$302	$396	$312

U.S. backlog at end of period (units)	1,864	1,864	740	882	503
Canada backlog at end of period (units)	1,339	1,339	1,444	1,345	1,562
Canada backlog at end of period (units) - unconsolidated joint ventures(7)	909	909	781	781	691

Combined backlog at end of period (units)	4,112	4,112	2,965	3,008	2,756

U.S. backlog at end of period (value)	$716,033	$716,033	$259,392	$311,977	$170,503
Canada backlog value at end of period (value)	$419,607	$419,607	$473,675	$546,104	$542,783
Canada backlog value at end of period (value) - unconsolidated joint ventures(7)	$313,294	$313,294	$249,458	$262,385	$217,715

Combined backlog at end of period (value)	$1,448,934	$1,448,934	$982,525	$1,120,466	$931,001

Balance Sheet Data:

	TMM	TMHC
($ in thousands)	As of December 31, 2012 (Actual)	As of December 31, 2012 (Pro Forma)
		(unaudited)
Cash and cash equivalents, excluding restricted cash	$300,567	287,589
Real estate inventory	1,633,050	1,633,050
Total assets	2,756,815	2,738,893
Senior notes, loans payable, revolving credit facility borrowings and other borrowings	947,509	764,679
Mortgage company debt	80,360	80,360
Total debt	1,027,869	845,039
Total equity (including noncontrolling interests)	1,223,333	1,388,316

(1)	Does not reflect a pro forma adjustment for the decrease in capitalized interest due to the redemption of some of our senior notes using the proceeds of this offering because the amount of such redemption is not known at this time.
(2)	Represents ownership interests in noncontrolled units owned by third parties and, on a pro forma basis only, the interests of the partners of TMM (other than TMHC) in a share of TMM’s net income (loss).

of the Principal Equityholders, held all of the Class J Units. Certain members of our management and our board held all of the Class M Units. Holders of the Class J Units and Class M Units were not entitled to receive distributions unless specified return thresholds were met and all capital contributed to TMM by holders of Class A Units has been returned. Class M Units were issued as long-term incentive compensation for members of our management and our board and were subject to time-vesting or performance-vesting.

In the Reorganization Transactions:

•	TPG and Oaktree will each form a holding vehicle;

•

Our Principal Equityholders, members of our management and our board will directly or indirectly exchange all of their respective Class A Units, Class J Units and performance-vesting Class M Units in TMM on a one-for-one basis for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially the same as the Class A Units, Class J Units and performance-vesting Class M Units in TMM surrendered for exchange;

•

Members of our management and our board will exchange all of their time-vesting Class M Units in TMM for New TMM Units with vesting terms that are substantially the same as those of the Class M Units surrendered for exchange;

•

The vesting terms of the equity interests in the TPG and Oaktree holding vehicles and New TMM Units received by members of our management and our board will be identical to the current vesting terms of the Class M Units of TMM prior to their exchange. No equity interests in the TPG and Oaktree holding vehicles or New TMM Units held by members of our management and our board will vest as a result of the completion of this offering;

•	New TMM will directly or indirectly acquire all of the Class A Units, Class J Units and Class M Units outstanding prior to the Reorganization Transactions; and

•	The TPG and Oaktree holding vehicles will directly or indirectly acquire New TMM Units.

Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board. The number of New TMM Units issued to each of the TPG and Oaktree holding vehicles and members of our management and our board as described above will be determined using the same methodology and based on a hypothetical cash distribution by TMM of our pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM and the price per share paid by the underwriters for shares of our Class A common stock in this offering.

For example, based on an assumed public offering price of $21.00 per share (the midpoint of the estimated price range set forth in the cover page of this prospectus), our pre-IPO valuation would be $2,226.4 million (calculated using an assumed price paid per share by the underwriters in this offering of $19.74). Based on these facts, a member of management who would be entitled to receive $200,000 in respect of such manager’s time-vesting Class M Units in a hypothetical distribution of the assumed pre-IPO value of TMM would receive 10,132 New TMM Units in the Reorganization Transactions (determined by dividing $200,000 by the assumed price paid per share by the underwriters in this offering).

The TPG and Oaktree holding vehicles and members of our management and our board will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle and members of management will receive. Following the consummation of the Reorganization Transactions, TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board will all hold the same class of New TMM Units.

In connection with the Reorganization Transactions, the existing partnership services agreement between TMM and JH will be terminated. Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) will be exchanged in the Reorganization Transactions for Class J Units of the TPG and Oaktree holding vehicles. At the consummation of this offering, we estimate that we will record a one-time non-cash charge that is estimated to be $76.4 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. The charge is reflected on our unaudited pro forma consolidated balance sheet and is offset in the noncontrolling interest of TMHC.

Immediately after the consummation of the Reorganization Transactions and this offering, the only asset of TMHC will be its direct or indirect interest in New TMM, TMM and its subsidiaries. Each share of TMHC Class A common stock will correspond to an economic interest held by TMHC in New TMM, whereas the shares of TMHC Class B common stock will only have voting rights in TMHC and will have no economic rights of any kind. Shares of TMHC Class B common stock will be initially owned solely by the TPG and Oaktree holding vehicles and certain members of our management and our board and cannot be transferred except in connection with an exchange or transfer of a New TMM Unit. We do not intend to list the Class B common stock on any stock exchange.

TMHC was incorporated as a Delaware corporation in November 2012. TMHC has not engaged in any business or other activities, except for certain aspects of the Reorganization Transactions, and following the Reorganization Transactions will have no assets other than its direct or indirect interest in New TMM, TMM and its subsidiaries. Following this offering, TMM’s subsidiaries will continue to operate the historical business of our company.

TMHC is currently authorized to issue a single class of common stock. In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of common stock will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that holders of Class A common stock will have. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units not held by TMHC.

In connection with this offering, the TPG and Oaktree holding vehicles and certain members of our management and our board will enter into the Exchange Agreement under which, from time to time, the TPG and Oaktree holding vehicles and certain members of our management and our board will have the right to exchange their New TMM Units (along with a corresponding number of shares of TMHC Class B common stock) for shares of TMHC Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

For a description of the vesting and other terms applicable to the exchange of TMM Units in the Reorganization Transactions as described above see “Compensation Discussion and Analysis—Looking Ahead: Post-IPO Compensation—Exchange of Class M Units.”

In addition, as a part of the Reorganization Transactions, we will, among other things, amend and restate the limited partnership agreement governing TMM, enter into a stockholders agreement with the TPG and Oaktree holding vehicles and JH and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management and our board. See “Certain Relationships and Related Party Transactions.”

Upon the consummation of this offering, TMHC intends to use the net proceeds from this offering to acquire New TMM Units from New TMM and from the TPG and Oaktree holding vehicles and certain members of our management as further described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

Upon completion of the Reorganizations Transactions described above, this offering and the application of the net proceeds from this offering:

•

TMHC will control the sole general partner of New TMM, which will control New TMM, and will hold directly or indirectly 19.5% of the outstanding New TMM Units (22.4% if the underwriters exercise their over-allotment option in full). TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the portion of New TMM’s net income (loss) to which TMHC is not entitled;

•

the TPG holding vehicle will hold an aggregate of 48,357,714 shares of TMHC’s Class B common stock and an aggregate of 48,357,714 New TMM Units, or 39.5% of the outstanding equity interests in New TMM, representing 39.5% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

the Oaktree holding vehicle will hold an aggregate of 48,357,714 shares of TMHC’s Class B common stock and an aggregate of 48,357,714 New TMM Units, or 39.5% of the outstanding equity interests in New TMM, representing 39.5% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

certain members of our management and our board will hold directly an aggregate of 1,783,536 shares of TMHC’s Class B common stock and an aggregate of 1,783,536 New TMM Units, or 1.5% of the outstanding equity interests in New TMM, representing 1.5% of the combined voting power in TMHC and economic interests in New TMM (or 1.5% if the underwriters exercise their over-allotment option in full);

•

TMHC’s public stockholders will collectively hold 23,810,000 shares of TMHC’s Class A common stock (or 27,381,500 shares if the underwriters exercise their over-allotment option in full), representing 19.5% of the combined voting power and economic interest in TMHC (or 22.4% if the underwriters exercise their over-allotment option in full); and

•

the New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management and our board (together with the corresponding shares of our Class B common stock) may be exchanged for shares of TMHC’s Class A common stock on a one-for-one basis. The exchange of New TMM Units for shares of our Class A common stock will not, in and of itself, affect the aggregate voting power of the TPG and Oaktree holding vehicles and certain members of our management and our board since the votes represented by the exchanged shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which New TMM Units are exchanged.

In addition, in connection with this offering, 1,223,000 non-qualified stock options and 191,959 restricted stock units will be granted to certain members of management and our board. Of these grants, an aggregate of 802,500 non-qualified stock options and 116,980 restricted stock units will be granted to our named executive officers and an aggregate of 420,500 non-qualified stock options and 65,478 restricted stock units will be granted to other members of our management. An aggregate of 9,501 restricted stock units will be granted to two of our directors. See “Compensation Discussion and Analysis—Looking Ahead: Post-IPO Compensation.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis, for TMM; and

•

on a pro forma basis with respect to TMHC, giving effect to the Reorganization Transactions as well as this offering and the use of proceeds of this offering as described under “Unaudited Pro Forma Consolidated Financial Information.”

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. We intend to use any proceeds from such debt financing for working capital and general corporate purposes. At the closing of this offering, we will also be terminating the management services agreement with TPG and Oaktree, and in connection with the termination, we will be paying a termination fee of $30.0 million in cash, split equally between TPG and Oaktree. Our pro forma capitalization does not give effect to any such debt financing, termination fee payment or the possible amendment and restatement of our Revolving Credit Facility.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2012
(in thousands, except per share amounts)	TMM Actual	TMHC Pro Forma(1)
Cash and cash equivalents	$300,567	$287,589

Revolving Credit Facility(2)	$50,000	$50,000
Loans payable and other borrowings(3)	215,968	215,968
Senior Notes(4)	681,541	498,711
Mortgage company debt(5)	80,360	80,360

Total debt(6)	1,027,869	845,039

Owners’ Equity	1,196,685	(41,714)
Class A common stock, $0.00001 par value per share	—	—
Class B common stock, $0.00001 par value per share	—	—
Additional paid-in capital		543,951
Noncontrolling interest	26,648	886,079

Total stockholders’ equity	1,223,333	1,388,316

Total capitalization	$2,251,202	$2,233,355

(1)	Assuming that the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase in the assumed initial public offering price would result in (i) a $0.3 million decrease in our pro forma cash and cash equivalents, (ii) a $8.6 million decrease in our pro forma total debt, (iii) a $13.1 million increase in our pro forma additional paid-in capital, (iv) a $15.2 million increase in our stockholder equity and (v) a $6.2 million increase in our pro forma total capitalization. A $1.00 decrease in the assumed initial public offering price would result in corresponding inverse changes.
(2)	At December 31, 2012 the Revolving Credit Facility provided TMC and Monarch Corporation with revolving borrowing capacity up to $225.0 million. The Revolving Credit Facility matures in July 2016. Drawings under this facility will be used for working capital and general corporate purposes. As of December 31, 2012, there was $50.0 million in outstanding borrowings under the Revolving Credit Facility, and there was $11.2 million in outstanding letters of credit. In connection with this offering, we intend to amend the Revolving Credit Facility to increase the revolving borrowing capacity from $225.0 million to $400.0 million on an unsecured basis. The amendment is expected to include a $200.0 million incremental facility feature which would allow us to increase the borrowing capacity to $600.0 million, subject to compliance with certain financial covenants. See “Description of Certain Indebtedness.”
(3)	Loans payable and other borrowings as of December 31, 2012 consists of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. As of December 31, 2012, $114.4 million of the loans were scheduled to be repaid in the next 12 months. The interest rate on $131.9 million of the loans ranged from 1.0% to 8.0% and $84.0 million of the loans were non-interest bearing.
(4)	Reflects the carrying value of $550.0 million aggregate principal amount of 7.750% senior notes due 2020 issued at par on April 13, 2012 and $125.0 million aggregate principal amount of additional senior notes issued at a price of 105.5% of their principal amount on August 21, 2011.
(5)	Reflects debt of TMHF, our wholly owned mortgage subsidiary. TMHF is separately capitalized and its obligations are non-recourse to TMHC, New TMM, TMM or any of our homebuilding entities.
(6)	Total debt does not include letters of credit issued under the Revolving Credit Facility, the TD Facility and the HSBC Facility (as defined in “Description of Certain Indebtedness”). The TD Facility provides for borrowings and letters of credit up to an aggregate amount of CAD $102.6 million, and CAD $102.6 million in letters of credit were outstanding as of December 31, 2012. The HSBC Facility provided for letters of credit up to an aggregate amount of CAD $11.0 million, and the facility was fully drawn as of December 31, 2012. The TD Facility and the HSBC Facility are scheduled to expire on June 30, 2013.

DILUTION

The pro forma net tangible book value of TMHC as of December 31, 2012 would have been $1.2 billion or $10.55 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing TMHC’s pro forma tangible net worth of $1.2 billion, total assets (excluding intangible assets) less total liabilities, by the aggregate number of shares of Class A common stock outstanding after giving effect to the Reorganization Transactions (including the issuance of an aggregate of 112,784,964 New TMM Units and shares of Class B common stock) and assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. After giving effect to the Reorganization Transactions, the sale of the 23,810,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt and application of the net proceeds, including the purchase of 14,286,000 New TMM Units and shares of Class B common stock from the existing equityholders by TMHC for approximately $282.0 million, TMHC pro forma net tangible book value at December 31, 2012 would have been $1.4 billion or $11.08 per share assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. This represents an immediate increase in pro forma net tangible book value to existing equityholders of $0.53 per share and an immediate dilution to new investors of $9.92 per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$21.00
Pro forma net tangible book value per share as of December 31, 2012 (1)	$10.55
Increase in pro forma net tangible book value per share attributable to new investors	0.53
Pro forma net tangible book value per share after offering (2)		11.08

Dilution per share to new investors		$9.92

(1)	Reflects 112,784,964 outstanding shares, consisting of 98,498,964 New TMM Units and shares of Class B common stock to be held by the existing equityholders immediately prior to this offering and 14,286,000 New TMM Units and shares of Class B common stock to be held by the existing equityholders immediately prior to this offering and to be purchased by TMHC using a portion of the net proceeds from this offering.

(2)	Reflects 122,308,964 outstanding shares, consisting of 23,810,000 shares of Class A common stock issued in this offering and 98,498,964 New TMM Units and shares of Class B common stock. Does not reflect 14,286,000 New TMM Units and shares of Class B common stock which will be purchased by TMHC from the existing equityholders using a portion of the net proceeds from this offering.

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $8.6 million and the dilution per share to new investors by $0.92, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table sets forth, on a pro forma basis, as of December 31, 2012, the number of shares of Class A common stock purchased from TMHC, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equityholders and by the new investors, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us after giving effect to the Reorganization Transactions, this offering and the receipt and application of the net proceeds of this offering and assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of our Class A common stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing equityholders(1)	98,498,964	80.5%	$677,740,650	57.5%	$6.88
New investors(2)	23,810,000	19.5	500,010,000	42.5	21.00

Total	122,308,964	100%	$1,177,750,650	100%	9.63

(1)	Reflects approximately $776.0 million of consideration paid by existing equityholders for TMM Units, net of $98.3 million of consideration paid in respect of TMM Units that will be directly or indirectly exchanged for the 14,286,000 New TMM Units and associated shares of Class B common stock that will be acquired using a portion of the proceeds of this offering. The $776.0 million of consideration paid consists of (i) a contribution by the Principal Equityholders and certain members of management of $623.6 million in July 2011 in connection with the Acquisition, (ii) a $150.0 million contribution by the Principal Equityholders in respect of the Sponsor Loan Contribution in April 2012, (iii) a $0.5 million additional investment by certain members of management in April 2012 and (iv) a $1.9 million investment by members of the board of directors in April 2012.

(2)	Includes 14,286,000 shares of Class A common stock sold whose proceeds are being used to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of management as described in note (1) above.

To the extent the underwriters’ over-allotment option is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $22.4 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

(g)	In connection with this offering, 1,223,000 non-qualified stock options and 191,959 restricted stock units will be granted to certain members of management and our board. Of these grants, an aggregate of 802,500 non-qualified stock options and 116,980 restricted stock units will be granted to our named executive officers and an aggregate of 420,500 non-qualified stock options and 65,478 restricted stock units will be granted to other members of our management. An aggregate of 9,501 restricted stock units will be granted to two of our directors. The non-qualified stock options vest over a five year period. Fair value was estimated using the Black-Scholes-Merton option pricing model. We estimated the inputs for the option pricing model as follows:

•	The grant price and market value for these non-qualified stock options was assumed to be $21.00, the mid-point of the range set forth on the cover page of this prospectus.

•

Volatility and expected term assumptions were estimated using an average of volatility and expected term measures disclosed by seven publicly traded homebuilders. We assumed the volatility to be 55.55% and the expected term to be 5.20 years.

•	We selected a U.S. Treasury bond rate of 1.01% consistent with the expected term assumption.

•	As we do not plan to pay dividends, a dividend rate of zero was assumed.

The total estimated fair value was $12.5 million, and $2.5 million of the adjustment represents the amount amortized to expense during one year. The restricted stock units vest ratably over four years. The fair value was determined by multiplying the midpoint of the price range for this offering set forth on the cover page of this prospectus, $21.00, by the 191,959 restricted stock units issued, resulting in an aggregate fair value of $4.0 million, and $1.0 million of the adjustment represents the amount amortized to general and administrative expense during one year. Combining the year one amortization amounts for the non-qualified stock options and the restricted stock units results in a $3.5 million total adjustment.

(h)	Reflects the write-off of $5.0 million of unamortized deferred financing costs related to the $181.0 million of senior notes being retired with a portion of the proceeds of this offering, net of $1.8 million of premium recognized as a result of the retirement, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption, assuming a redemption date of April 12, 2013), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.

(i)	Records the amount of incremental tax expense on the 20% of New TMM profits (which are pushed-up to TMHC on a pro forma basis) that do not qualify for the dividends received deduction under the Internal Revenue Code of 1986, as amended. The amount of tax is based on the 19.5% assumed ownership percentage of TMHC in New TMM.

The amount of tax on U.S. profits is calculated as follows: (i) 35.0% statutory rate times (ii) 20% of profits not qualifying for the deduction times (iii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.1 million.

The amount of tax on Canadian profits is calculated as follows: (i) 35.0% U.S. statutory rate minus 26.0% Canadian statutory rate times (ii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.7 million.

(j)	Eliminates net income attributable to the direct or indirect holders of New TMM Units (other than TMHC), assuming such holders retain 80.5% ownership after this offering, which would be adjusted from the consolidated financials under ASC Topic 810.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects a $4.6 million increase in income taxes payable and an $8.6 million increase in retained earnings due to the $13.0 million reduction in pro forma income before income taxes due to the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have since been settled (see note (d) to the unaudited pro forma condensed statement of operations). The indemnity was provided in connection with the Acquisition for certain unsettled tax liabilities that existed on the date of the Acquisition.
(b)	Represents the balance sheet effects of the pro forma adjustments to income before income taxes described in notes (b), (c) and (d) to the unaudited pro forma condensed statement of operations.
(c)	Reflects TMHC’s receipt and application of the proceeds from this offering assuming the issuance of 23,810,000 shares of Class A common stock at a price of $21.00 per share (the midpoint of the estimated public offering range set forth on the cover of this prospectus), with sources and uses of the proceeds as follows:

Sources:

•	$500.0 million gross cash proceeds to TMHC from the offering of Class A common stock; and

•	$13.0 million in cash from a dividend by TMM.

Uses:

•	TMHC will use $30.0 million to pay underwriting discounts and commissions;

•	TMHC will use $282.0 million to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and our board (see note (k) below); and

•

TMHC will use $195.0 million to purchase New TMM Units from New TMM, whereupon New TMM will contribute such proceeds to subsidiaries of TMM, which will use $195.0 million of such contributed proceeds to redeem $181.0 million aggregate principal amount of the senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest of $7.0 million through the date of redemption, assuming a redemption date of April 12, 2013); and

•	TMHC will use $6.0 million to pay professional fees and expenses relating to this offering.

(d)	Reflects the write-off of $5.0 million of unamortized debt issuance costs related to the $181.0 million of senior notes being redeemed with a portion of the proceeds of this offering.
(e)	Reflects (i) the redemption of $181.0 million aggregate principal amount of senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption of $7.0 million, assuming a redemption date of April 12, 2013) using a portion of the proceeds from this offering, based on the redemption of 26.8% of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125.0 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on December 31, 2012, (ii) the write-off of $5.0 million of unamortized deferred financing costs related to the redeemed senior notes and (iii) the payment of $36.0 million of fees and expenses in connection with this offering (including underwriting discounts and commissions) and (iv) recognition of $1.8 million of premium from the redemption, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.
(f)	Records the amount of incremental tax liability from pro forma adjustments related to this offering, as described in note (i) to the unaudited pro forma condensed statement of operations.
(g)	Reflects the elimination of the Principal Equityholders’ ownership under ASC Topic 810 for consolidation in TMHC’s financial statements.

(h)	Reflects the effect on capital stock relating to the issuance of 23,810,000 shares of Class A common stock, par value $0.00001 per share, in this offering.
(i)	Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds of this offering	$500,000
Payment of underwriting discounts with respect to this offering	(30,000)
Allocation of equity related to the non-cash charge relating to the exchange of Class J Units of TMM for Class J Units of the TPG and Oaktree holding vehicles(1)	76,443
Effect on addition paid in capital related to the vesting of 1.223 million options to purchase Class A common stock at the offering price granted to certain members of management in connection with this offering	2,503
Reflects the vesting of a portion of the 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering	1,005
Deemed distribution from TMM to pay estimated professional fees and expenses of TMHC with respect to this offering	(6,000)

Net adjustment to additional paid-in capital	$543,951

(1)	In connection with the Reorganization Transactions and this offering, 60,531,998 Class J Units will be directly or indirectly exchanged from TMM to the TPG and Oaktree holding vehicles on a one-for-one basis. No Class J Units will be part of the equity structure of TMHC or New TMM following the Reorganization Transactions and this offering. The services agreement between TMM and the holders of the Class J Units will be terminated and will not be replaced. The termination of the services agreement is a modification of the Class J Units under ASC Topic 718-20-35-3, resulting in the non-cash charge. The vesting criteria and performance metrics of the units JH will receive in the TPG and Oaktree holding vehicles will be substantially identical to those of the Class J Units being exchanged.

We estimate the charge will be approximately $76.4 million. This charge, which will be non-cash and non-recurring, will be recorded as an expense and recorded as an offset in the non-controlling interests of TMHC. The final amount of the charge will be based on the fair value of the Class J Units at the date of the initial public offering using a Black-Scholes model with the following key assumptions: (1) volatility of 40%, based on a comparable peer set, which includes Standard Pacific Group, Lennar Corp, Ryland Group Inc, KB Home, PulteGroup Inc., Hovnanian Enterprises Inc., Beazer Homes USA Inc, Meritage Homes Corporation, M/I Homes Inc, and DR Horton Inc.; (2) risk free rate of 0.4%, based on US Treasuries with a like term; (3) an expected life of three years, derived from the equal weighting of both an expected life as a private company and the expected life of a public traded company; (4) a 20% discount for lack of marketability, based on both quantitative and qualitative factors; and (5) a hypothetical cash distribution by TMM of TMHC’s pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM based on the price per share paid by the underwriters for shares of TMHC’s Class A common stock in this offering on the assumption that the performance targets applicable to the Class J Units have been met as of the date of this offering.

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. In connection with the preliminary purchase price allocation for the acquisition, we recorded $15.5 million of goodwill and $9.1 million of intangible assets with finite useful lives, consisting of $1.3 million with respect to a trade name, $4.7 million of lot option contracts and land supplier relationships, $0.2 million of favorable leases and $2.9 million of non-compete covenants. Additionally, we incurred $1.8 million of transaction costs which were recorded as other expense. The purchase price allocation for the Darling acquisition is subject to change. Darling operates as part of our East region, so the goodwill recorded as part of the Darling acquisition has been recorded in the East region.

In connection with this offering, we intend to amend and restate the Revolving Credit Facility in order to convert the Revolving Credit Facility into an unsecured facility and increase the aggregate amount of commitments under the Revolving Credit Facility to $400.0 million, of which $200.0 million would be available for letters of credit. We also expect the amendment will permit us to increase the Revolving Credit Facility by up to an additional $200.0 million through an incremental facility. We expect that the amended and restated Revolving Credit Facility will permit us to borrow up to the full commitment amount under the Revolving Credit Facility unless the capitalization ratio as of the most recently ended fiscal quarter exceeds 0.55 to 1.00, in which case borrowing availability under the Revolving Credit Facility will be measured by reference to a borrowing base formula to be calculated quarterly. The amendment will also extend the maturity date of the facility to March 2017. The amended and restated Revolving Credit Facility may include certain financial and restrictive covenants similar to those currently in place, including covenants to maintain net worth and capitalization ratios and to restrict distributions and the incurrence of liens. See “Description of Certain Indebtedness—Revolving Credit Facility.” There can be no assurance that we will successfully amend and restate the Revolving Credit Facility on these terms or at all.

Based on currently available information, we believe our U.S. net sales orders for the two months ended February 28, 2013 totaled 888 homes, representing a 71% increase as compared to 519 homes in the same period in 2012. Our Canadian net sales orders for the two months ended February 28, 2013 totaled 88 (including 9 homes in unconsolidated joint ventures) homes, representing a 39% decline as compared to 103 homes in the same period in 2012. We believe our total net sales orders totaled 976 homes for the two months ended February 28, 2013, representing a 47% increase as compared to 664 homes in the same period in 2012. We estimate that we had 498 home closings in the United States for the two months ended February 28, 2013, an 84% increase over the 270 home closings in same period in 2012, and 539 home closings on a total basis, a 40% increase over the 385 home closings in same period in 2012. Our home closings in Canada for the two months ended February 28, 2013 decreased 65% to 41 (including 2 homes in unconsolidated joint ventures) over the 108 home closings in same period in 2012.

Also based on currently available information, we believe that our U.S. backlog of homes sold but not closed as of February 28, 2013 increased by 128% to 2,254 homes as compared to our U.S. backlog of 990 homes sold but not closed as of February 29, 2012. Our Canadian backlog as of February 28, 2013 decreased by 7% from a backlog of 2,468 homes as of February 29, 2012 to a backlog of 2,293 (including 914 homes in unconsolidated joint ventures). We believe our total backlog was 4,547 homes as of February 28, 2013, a 31% increase over our total backlog of 3,458 homes as of February 29, 2012. We believe that the sales value of our U.S. backlog increased by 218% to $896.0 million, that the sale value of our Canadian backlog decreased by 7% to $735.5 million (including $307.2 million in unconsolidated joint ventures) and that the value of our total backlog increased by 53% to $1.6 billion, each from February 28, 2012 to February 28, 2013. We believe the decline in net sales orders, backlog and closings in Canada are temporary and the result of limited Monarch product availability in 2012 in our single-family communities as well as a reduction in our active high-rise developments in their prime selling phases available to the market. The GTA has also seen a moderation in sales activity compared to the prior periods.

•	the condition of the real estate market and general economic conditions in the areas in which we operate;

•	mix of homes closed;

•	construction timetables;

•	the prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes; and

•	the cost and availability of materials and labor.

As a result of seasonal activity, our quarterly results of operation and financial position at the end of a particular quarter are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue, although it may be affected by the continuing downturn in the homebuilding industry.

In contrast to our typical seasonal results, the weakness in homebuilding market conditions in the United States during recent years has mitigated our historical seasonal variations. Also, in 2010 the expiration of the federal homebuyer tax credit impacted the timing of our construction activities, home sales and closing volumes. Although we may experience our typical historical seasonal pattern in the future, given the current market conditions, we can make no assurances as to when or whether this pattern will recur.

Inflation

We and the homebuilding industry in general may be adversely affected during periods of high inflation, primarily because of higher land, financing, labor and material construction costs. In addition, higher mortgage interest rates can significantly affect the affordability of permanent mortgage financing to prospective homebuyers. We attempt to pass through to our customers any increases in our costs through increased sales prices. However, during periods of soft housing market conditions, we may not be able to offset our cost increases with higher selling prices.

Valuation of Recent Equity Awards

Class M Units in TMM were issued as long-term incentive compensation to our employees (including our executive officers) and independent board members for their continued service and to incentivize their efforts to maximize our performance. Since April 1, 2012, we have awarded 9,805,000 Class M Units. Approximately 7,346,429 of the 9,805,000 Class M Units are time-vesting, vesting ratably in annual installments over the five years after the grant date. The remaining 2,458,571 Class M Units are performance-vesting.

All Class M Units of TMM entitle the holders to receive cash amounts in respect of the appreciation of Class A Units of TMM above a distribution threshold that is based on the value of such Class A Units as of the grant Date (determined based on the fair value of the equity of TMM) . Unless the fair value of the equity of TMM increases above the applicable distribution thresholds, no payments will be made to holders of Class M Units. As a result, at the time of grant, all Class M units had no “intrinsic value.”

In addition, payments to holders of performance-vesting Class M Units will be made only when the value realized upon the sale of a Class A Unit exceeds a specified return amount (each a “Return Amount”). For one half of the performance-vesting Class M Units, the Return Amount is an amount that represents a 2.0x return on the equity investment made in respect of the Class A Units. For the other half of the performance-vesting Class M Units, the Return Amount is an amount that represents a 2.5x return on the equity investment made in respect of the Class A Units. Therefore, to the extent that the equity value of TMM at the time of sale of Class A Units does not exceed the applicable Return Amount for the performance-vesting Class M Units, no distributions would be payable to holders of such performance-vesting Class M Units in respect of such sale. Because there has been $776.0 million of contributions to TMM by holders of Class A Units, the cumulative Return Amounts are $1.55 billion for 2.0x Class M performance-vesting Units and $1.94 billion for 2.05x Class M performance-vesting units. All performance-vesting Class M Units were granted at a time when the aggregate fair value of the equity of TMM was below the cumulative Return Amounts in respect of the outstanding Class A Units.

We recognized compensation expense in general and administrative expense beginning in the quarter in which each grant occurred, based on the grant date value (assuming a hypothetical distribution of the entire value of TMM), using a standard Black-Scholes method in accordance with applicable guidance. All exchanges of Class M Units for New TMM Units (which New TMM Units will be convertible into shares of TMHC’s Class A common stock on a one-for-one basis) will occur based on the price per share of TMHC’s Class A common stock, less underwriters’ discounts, and therefore will not result in any additional compensation expense. Furthermore, all Class M Units that are not exchanged for New TMM Units will be exchanged on a one-for-one basis for substantially identical units in the TPG and Oaktree holding vehicles, and therefore that exchange also will not result in any additional compensation expense. Certain of the New TMM Units issued to members of management in the exchange will be purchased with the proceeds of this offering. See “Certain Relationships and Related Party Transactions—Purchase of New TMM Units from the Principal Equityholders and Certain Members of our Management.”

Fair Value Determinations

We determined the fair value of the Class M Unit awards contemporaneously, at each grant date, using two standard methodologies, in accordance with applicable guidance: (1) Market Approach using the Guideline Public Company method; and (2) the Income Approach, which are consistent with valuing closely held business interests. The resulting values were validated by an independent outside consultant and then were then averaged with equal weighting to arrive at a blended result, which was used to determine the fair value of our equity and the estimated fair value of the Class M Unit awards at such grant date. The grant date used was the date of the relevant award agreement. The two methodologies are detailed below:

Market Approach – Guideline Public Company method: This method involves identifying and selecting publicly traded companies with financial and operating characteristics similar to the company being valued. We operate within an industry that includes several publicly traded peer companies of which pricing data is available. We selected ten publicly traded home builders, with pricing data readily available, as the peer set. The peer companies (the “Peer Set”) include: Standard Pacific Group, Lennar Corp, Ryland Group Inc, KB Home, PulteGroup Inc., Hovnanian Enterprises Inc., Beazer Homes USA Inc, Meritage Homes Corporation, M/I Homes Inc, and DR Horton Inc. We obtained the book value of invested capital multiple of each peer company that most nearly coincided with the relevant grant date. We believe the multiples of book value of invested capital were the most meaningful and most reliable.

Income Approach: This method is based on discounted cash flow method using the invested capital (i.e., debt-free) method. This method utilizes the cash flow to all investors, both debt and equity holders, to derive an enterprise value. The cash flows available are detailed estimates of debt free cash flows for a specified number of years where a terminal year value is calculated reflecting our value at the end of the discrete cash flow period. The cash flow period and terminal year value are then discounted to present value using a discount rate. This calculation was derived from the following formula:

WACC =	(ke x We) + (kd x [1-t] x Wd)

WACC =	the weighted average cost of capital
ke =	our cost of equity capital, which is based on the cost of equity capital of the Peer Set
We =	the percentage of equity capital in the capital structure
kd =	our cost of debt capital
t =	our effective tax rate
Wd =	the percentage of debt capital in the capital structure

The following table summarizes the equity fair values used for grants of Class M Units that we have made since April 1, 2012 (dollars in millions):

	Grant Date
	June 29, 2012	October 15, 2012	December 7, 2012
Class M Units granted	6,380,000	1,500,000	1,475,000
Financial statement date	06/30/12	9/30/12	11/30/12
Market approach:
Peer Set multiple	1.18x	1.22x (1)	1.18x
Calculated enterprise value	$2,163	$2,489	$2,390
Income approach:
WACC rate	10.3%	10.0%	10.0%
Growth rate	4.0%	4.0%	5.0%
Capitalization ratio	6.3%	6.0%	5.0%
Calculated enterprise value	$1,995	$2,200	$2,140
Calculation of equity value:
Average enterprise value	$2,079	$2,345	$2,265
Less debt	708	871	861

Average fair value of equity	$1,371	$1,474	$1,404

(1)	We made a 10% negative adjustment to our Peer Set multiple equity valuation for the October 15, 2012 grant date. The adjustment was due to the following factors:

•	We were moderately smaller than a number of members of the Peer Set, and we therefore thought ourselves to be less well-positioned to capitalize on the early stages of the housing industry recovery;

•

We were also not as geographically diverse as many of the members of the Peer Set, and we therefore thought ourselves to be not as well-positioned to capitalize on the recovery, which, at the time was not as broadly-based (from a geographic standpoint) as it eventually became in later stages; and

•

Our equity value was not encumbered by the accumulated losses since the housing industry downturn because of the application of purchase accounting from the July 2011 Acquisition, so it was yet not appropriate to fully apply the Peer Set’s multiples to our equity value, since the Peer Set’s equity values did reflect such accumulated losses.

The adjustment was not made with respect to the June 29, 2012 grant date because we were not certain at that time that a housing industry recovery had actually begun, and all of the reasons for the adjustment were related to the recovery that was underway as of October 15, 2012 grant date.

The adjustment was removed with respect to the December 7, 2012 grant date valuation because we had by that date determined to try to access the public equity markets and made the initial filing of our registration statement on Form S-1 on December 5, 2012, and we saw increasing evidence that the housing industry recovery was positively affecting our U.S. geographic markets. In addition, our board of directors had approved the acquisition of the assets of Darling Homes, which gave us an opportunity to increase our scale.

The following table summarizes our equity fair values on each grant date, together with our pre-offering valuation (dollars in millions):

Grant Date	Enterprise Value	Debt	Fair Value
June 29, 2012	$2,079	$708	$1,371
October 15, 2012	$2,345	$871	$1,474
December 7, 2012	$2,265	$861	$1,404
Pre-offering	$2,568	$861	$1,707

Our enterprise value was largely flat from the June 29, 2012 grant date to the October 15, 2012 grant date. While there were initial signs of a housing industry recovery that developed between the two grant dates, at the time, we believed it was premature to take account of such a recovery. The homebuilding industry had previously experienced a number of “false starts” in the recovery in the previous years, and there was some continued uncertainty in the prospects of the housing industry due to economic instability in the European Union and uncertainty with respect to the U.S. presidential election, resulting in substantial volatility in equity valuations among the Peer Set. Also, we were moderately smaller than a number of members of the Peer Set, and we were also not as geographically diverse as many such members, so we thought we were not as well-positioned to capitalize on the recovery at the time.

Our enterprise value continued to be flat from the October 15, 2012 grant date to the December 7, 2012 grant date. While the housing industry recovery had continued somewhat, the equity multiples of the Peer Set had slightly retrenched. We also took into account the significant uncertainty that impacted the U.S. economy during the fourth quarter. Uncertainty with respect to the “fiscal cliff” and softness in retail sales, employment levels and other macroeconomic indicators tempered our valuation estimates for the December 7, 2012 grant date. As discussed above, in Note (1) to the table summarizing the fair value methodologies, we applied a 10% discount to our Peer Set equity multiple due to our relative lack of size, our lack of geographic diversity and some lack of comparability with the Peer Set.

Our fair value has increased by approximately 28.5% from the November 30, 2012 level used for the December 7, 2012 grant to the pre-IPO level (from approximately $1.4 billion to approximately $1.7 billion) due to a number of factors, including:

•	The Peer Set’s equity valuation improved by approximately 29% from November 30, 2012 to February 28, 2013;

•

We completed our acquisition of the assets of Darling Homes on December 31, 2012, giving us a strong presence in the Dallas market and expanded our presence in the Houston market, providing additional assets on our balance sheet and additional opportunities for growth;

•	The U.S. housing industry recovery has continued to strengthen, particularly in our U.S. geographic markets, therefore mitigating our concerns regarding lack of geographic diversity;

•

We had significant backlog as of December 31, 2012 (4,112 homes sold but not closed, including 909 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.4 billion), which represents the first time since the beginning of the housing industry downturn that we have had significant backlog entering our first quarter;

•	The avoidance of the “fiscal cliff” at the end of 2012 and the lack of material macroeconomic consequences from the “sequester”; and

•	Our continued strong performance during the first quarter of 2013.

Calculation of Compensation Expense

The following table summarizes the compensation expense associated with the various grants of Class M Units made since April 1, 2012:

	Grant Date
	June 29, 2012	October 15, 2012	December 7, 2012
Compensation expense:
Annualized per Class M Unit Expense – time vesting	$0.64	$0.81	$0.65
Annualized per Class M Unit Expense – performance vesting	$0.55	$0.53	$0.45
Total 2012 compensation expense recognized (millions) (1)	$0.30	$0.02	$0.01

(1)	Reflects actual compensation expense recognized during the year ended December 31, 2012. Annualized compensation expense would be $0.7 million, $0.2 million and $0.1 million with respect to the June 29, 2012, October 15, 2012 and December 7, 2012 grants, respectively.

The compensation expense was calculated based on an option pricing model using a Black-Scholes methodology based on a hypothetical distribution of the entire value of TMM, using the following assumptions:

	Grant Date
	June 29, 2012	October 15, 2012	December 7, 2012
Volatility	50%	45%	45%
Risk-free rate	0.6%	0.6%	0.6%
Expected life – private (years)	4.5	4.5	4.3
Expected life – IPO/public (years)	1.0	0.5	0.3
Discount for lack of marketability	30%	20%	20%

The volatility was based on that of the Peer Set at the time. The risk-free rate was based on U.S. Treasuries with a term most similar to the term of the units granted. The expected life of the Class M Unit was calculated by applying an equal weighting to both an expected life of the unit assuming the Company remains a private company and the expected life of the unit assuming the Company becomes a public company. The discount for lack of marketability was based on both quantitative and qualitative factors. The qualitative factors included industry performance and general market conditions. The quantitative factors included:

•	Longstaff regression analysis (with lookback option);

•	European protective put options;

•	Asian protective put model; and

•	Asian protective put model.

Critical Accounting Policies

General

A comprehensive enumeration of the significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Each of our accounting policies is based upon current authoritative literature that collectively comprises U.S. GAAP. In instances where alternative methods of accounting are permissible under U.S. GAAP, the method used is that which most appropriately reflects the nature of our business, the results of our operations and our financial condition, and we have consistently applied those methods over each of the periods presented in the financial statements.

Revenue Recognition

Home Sales

Home closings revenue is recorded using the completed-contract method of accounting at the time each home is delivered, title and possession are transferred to the buyer, we have no significant continuing involvement with the home, and the buyer has demonstrated sufficient initial and continuing investment in the property.

Revenues from the sale of high-rise condominiums are recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to a rental property, the sales proceeds are collectible and the aggregate sales proceeds and total cost of the project can be reasonably estimated.

Revenue for our Canadian high-rise condominiums is recognized, on an individual unit basis, when a certificate of occupancy has been received, all significant conditions of registration have been performed and the purchaser has the right to occupy the unit. At such time, the deposits that have been received from firm sales are

Income Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recorded based on future tax consequences of both temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

In accordance with the provisions of ASC 740, we periodically assess our deferred tax assets, including the benefit from net operating losses, to determine if a valuation allowance is required. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences. Given the downturn in the homebuilding industry over the past several years, the degree of the economic recession, the instability and deterioration of the financial markets, and the resulting uncertainty in projections of our future taxable income, we recorded a full valuation allowance against our deferred tax assets during 2007. We maintained a valuation allowance against net deferred tax assets at December 31, 2011, as we determined at that time that the weight of the negative evidence exceeded that of the positive evidence, and it was more likely than not that we would not be able to utilize all of our deferred tax assets and state net operating loss carryovers.

At December 31, 2012, we re-evaluated the evidence related to the need for our deferred tax asset valuation allowances and determined that part of the valuation allowance on our federal deferred tax assets and certain state valuation allowances were no longer needed because of sufficient positive objective evidence. That evidence principally consisted of (i) 3-year cumulative book income through the year ended December 31, 2012; and (ii) strong backlog evidencing that profitability will likely increase in 2013.

Some of the evidence considered was as follows:

•	We generated $80.2 million of pre-tax income in the United States since January 2010, including positive pre-tax income in six out of the past seven consecutive quarters;

•	Our last three years of cumulative results became profitable during the fourth quarter of 2012;

•	We incurred zero impairment charges during the year ended December 31, 2012, primarily due to the strength of the recovery in the housing industry and the carrying value of our inventories;

•	Our current belief that the recovery in the housing market will be sustained;

•	Our 176% increase in U.S. backlog dollar value to $716 million at December 31, 2102 from $259 million at December 31, 2011; and

•

Improving industry and other indicators, including positive gains in housing indices during 2012, a 37% year-over-year increase in the seasonally adjusted rate of housing starts in December 2012, continued low interest rates, improvements in unemployment rates, improvements in consumer confidence, improvements in the housing market in the geographic areas we serve and improvements in other macroeconomic factors.

The 2012 improvement we experienced is in line or exceeds the average of our peer companies. In addition, current evidence indicates that these same housing market conditions will continue into the foreseeable future. For the first two months of 2013, new orders have increased 71% while U.S. backlog dollars has increased 218% as compared to the first two months of 2012. This analysis was consistent with the anticipated future trends we used in estimating the fair value of our real estate inventory for impairment and our assessment of our tangible and intangible assets for impairment.

Exchange of Class M Units

In connection with this offering and the Reorganization Transactions, (i) all of the outstanding Class M Units in TMM subject only to time-based vesting conditions, will be converted into an amount of vested and unvested New TMM Units and (ii) all of the outstanding Class M Units that are subject to performance-based vesting conditions will be converted into an amount of vested and unvested equity interests of the TPG and Oaktree holding vehicles, in each case, based on our pre-IPO value (calculated using the price paid by the underwriters for shares of our Class A common stock in this offering). None of the exchange of the Class M Units into New TMM Units, the exchange of performance-vesting Class M Units or Class A Units for new equity interests in the TPG and Oaktree holding vehicles or the consummation of the offering will result in any acceleration of vesting of any units or equity interests and, accordingly, no amount of outstanding units unvested will be converted into vested equity interests. The unvested New TMM Units and unvested equity interests of the TPG and Oaktree holding vehicles shall vest following the offering based on the current vesting schedule of, or satisfaction of the relevant performance condition applicable for, the outstanding unvested Class M Units which they will replace. Both the vested and unvested New TMM Units and equity interests of the TPG and Oaktree holding vehicles issued to former holders of Class M Units will be entitled to receive distributions, if any, from New TMM and/or the TPG and Oaktree holding vehicles, as applicable, provided, however, distributions (other than tax distributions) in respect of unvested New TMM Units shall only be delivered to the holder thereof when, as, and if such units ultimately vest. The vesting and other terms applicable to replaced Class M Units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering. As described in “The Reorganization Transactions,” members of management who receive New TMM Units in connection with the Reorganization Transactions will also receive a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units they receive. Each share of Class B common stock paired with a New TMM Unit will be vested or unvested to the same extent as the New TMM Unit with which it is paired. There are no voting rights associated with the New TMM Units, whether vested or unvested, but each share of Class B common stock will carry one vote, including both vested and unvested shares of Class B common stock.

Adjustment of Phantom Units

In connection with this offering and the Reorganization Transactions described under “Organizational Structure,” and in accordance with the our administrative authority under the Phantom Plan, we intend to adjust the Phantom Units held by our executives in Canada in a manner designed to provide substantially similar economic benefits as those achieved by holders of Class M Units in connection with this offering and the Reorganization Transactions, consistent with the intended economic benefit of the original award.

IPO Equity Grants

In connection with this offering, we intend to grant awards for an aggregate of 919,480 shares of our Class A common stock to our named executive officers under the 2013 Plan described below. The awards will consist of (i) stock options for 802,500 shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the 10th anniversary of the date of grant, and (ii) restricted stock units representing the right to receive 116,980 shares of Class A common stock in the aggregate. Ms. Palmer will be granted 200,000 options and 48,179 restricted stock units, Mr. Cone will be granted 175,000 options and 10,745 restricted stock units, Mr. Wethor will be granted 110,000 options and 18,814 restricted stock units, Mr. Steffens will be granted 125,000 options and 18,350 restricted stock units, Mr. Carr will be granted 125,000 options and 12,030 restricted stock units and Ms. Kelley will be granted 67,500 options and 8,863 restricted stock units. The options will generally vest in four equal installments of 25% on each of the second, third, fourth and fifth anniversaries of the date of grant and shall otherwise be on terms consistent with the 2013 Plan described below. The restricted stock units will be subject to both time-based and performance-based vesting conditions. They will generally vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued employment on the applicable vesting date and satisfaction of the performance condition. The performance condition will be satisfied if the weighted average

Director Compensation

The following table summarizes the compensation earned by, or awarded or paid to, those of our directors who, for the year ended December 31, 2012, were compensated for their service as directors. None of our other directors (i.e., those not in the table) earned, were awarded or were paid any compensation from us for the year ended December 31, 2012, for their service as directors.

Name and Principal Position	Fees Earned or Paid	TMM Class M Units (1)	Total
Timothy Eller, Chairman	$46,667	$512,000	$558,667
Peter Lane	$23,333	$256,000	$279,333

(1)	On June 29, 2012, Mr. Lane received a one-time equity grant in the amount of 400,000 Class M Units, and Mr. Eller who as Chairman received a one-time equity grant in the amount of 800,000 Class M Units. The amounts reported in this column reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification topic 718, “Stock Compensation,” as issued by the Financial Accounting Standards Board. These values have been determined based on the assumptions set forth in Note 19 to our audited financial statements included elsewhere in this prospectus.

For the year ended December 31, 2012, we did not have any standard compensation arrangements that applied to all of our directors. Rather, the Board of Directors of Taylor Morrison Holdings and Monarch Communities determined that only two of our 10 directors, Peter Lane and our Chairman, Timothy Eller, should be compensated by us for their service on these boards. The Board of Directors of Taylor Morrison Holdings and Monarch Communities set each of these two directors’ compensation based on an individual assessment of the scope of their services and the amount of compensation that these boards determined would be necessary to retain these directors’ service. (The other eight directors were not compensated by us because, in the case of Ms. Palmer, she was already compensated as our President and Chief Executive Officer, and, in the case of our other seven directors, they were employed by our Principal Equityholders and would not be separately compensated by us for their service on our board.)

The compensation for Messrs. Eller and Lane was approved by the Board of Directors of Taylor Morrison Holdings and Monarch Communities effective as of July 1, 2012. Each director received a one-time appointment equity-based grant of Class M Units, a right to invest in Class A Units and was also given a right to an annual retainer. Our Board of Directors and Compensation Committee determined to include the equity component because they believe it is important for our directors who receive compensation from us to build and maintain a long-term ownership position in our business, to further align their financial interests with those of our stockholders and to encourage the creation of long-term value.

The compensation levels and equity grant/investment terms for Mr. Lane and Mr. Eller are as follows:

•	annual retainer fee for Mr. Lane equal to $40,000;

•	annual retainer fee for Mr. Eller equal to $80,000;

•

for Mr. Lane, a one-time appointment grant of 400,000 Class M Units under the MIP, with an ultimate target value ranging from $600,000 to $1,000,000, depending on the return achieved by our Principal Equityholders, vesting over five years in equal annual installments subject to continued service through the applicable vesting date and accelerated vesting, if during the twenty-four month period following a sale of TMM, the director’s service is terminated for any reason other than for cause or he resigns from service for good reason;

•

for Mr. Eller, a one-time appointment grant of 800,000 Class M Units under the MIP, with an ultimate target value ranging from $1,360,000 to $2,160,000, depending on the return achieved by our Principal Equityholders, vesting over five years in equal annual installments subject to continued service through the applicable vesting date and accelerated vesting, if during the twenty-four month period following a sale of TMM, the director’s service is terminated for any reason other than for cause or he resigns from service for good reason; and

•	for both Messrs. Lane and Eller, an opportunity to invest in Class A units with a minimum investment amount of $100,000 and Messrs. Lane and Eller both invested more than the minimum amount.

In connection with this offering, 6,334 restricted stock units will be granted to Mr. Eller and 3,167 restricted stock units will be granted to Mr. Lane.

The annual cash retainer was paid to such directors in quarterly installments in arrears. We also reimbursed our directors for reasonable travel and other related expenses to attend Board of Directors and Committee meetings.

We expect that any additional directors who are retained to provide services to us (other than those who are our employees or officers) and who do not otherwise receive compensation from the Principal Equityholders (or affiliates thereof), including Mr. Henry who joined our Board of Directors in March 2013, will generally receive similar levels of compensation, depending on the individual’s specific role and whether such individual will also serve as a chair on one of our committees of the Board of Directors. Any equity compensation issued to additional directors in connection with or following this offering shall be issued pursuant to the 2013 Plan.

transferees thereof) will have the right to exchange their New TMM Units (along with a corresponding number of our Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Stockholders Agreement

In connection with this offering, we intend to terminate the existing stockholders agreement among the general partner of TMM, TMM and certain of TMM’s limited partners and enter into a new stockholders agreement with the TPG and Oaktree holding vehicles and JH. The stockholders agreement will contain provisions related to the composition of the Board of Directors of TMHC and the committees of the Board of Directors. See “Management—Board Structure.” The stockholders agreement will also provide that we do not have any interest or expectancy in the business opportunities of the Principal Equityholders and of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and that each such party shall not have any obligation to offer us those opportunities. The TPG and Oaktree holding vehicles and JH will agree in the stockholders agreement to vote for each other’s board nominees. In addition, the stockholders agreement will provide that Requisite Investor Approval (as defined below) must be obtained before we are permitted to take the any of the following actions:

•	any change of control of TMHC;

•	acquisitions or dispositions by TMHC or any of its subsidiaries of assets (including land) valued at more than $50.0 million;

•	incurrence by TMHC or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $50.0 million or the making of any loan in excess of $50.0 million;

•	issuance of any equity securities of TMHC, subject to limited exceptions (which include issuances pursuant to approved compensation plans);

•	hiring and termination of our Chief Executive Officer; and

•	certain changes to the size of our Board of Directors.

For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle, so long as it owns at least 50% of TMHC’s common stock held by it at the closing of this offering (and the application of net proceeds), and the approval of a director nominated by the Oaktree holding vehicle, so long as it owns at least 50% of TMHC’s common stock held by it following this offering (and the application of net proceeds).

Registration Rights Agreement

In connection with this offering, we intend to terminate the existing registration rights agreement among TMM and certain of its limited partners and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management and our board. The registration rights agreement will provide the TPG and Oaktree holding vehicles with certain demand registration rights in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to the TPG and Oaktree holding vehicles and the members of management and our board party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to permit the TPG and Oaktree holding vehicles party to the agreement to offer and sell their shares of Class A common stock from time to time. In

The components of income (loss) before income taxes are as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2012	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010
Domestic	$73,317	$(19,486)	$11,065	$(32,471)
Foreign	97,234	50,284	59,836	121,195

Income before income taxes	$170,551	$30,798	$70,901	$88,724

At December 31, 2012 and 2011, we had a valuation allowance of $62.9 million and $397.4 million, respectively, against net deferred tax assets, which include the tax benefit from federal and state net operating loss (“NOL”) carryforwards. Federal NOL carryforwards may be used to offset future taxable income for 20 years and begin to expire in 2028. State NOL carryforwards may be used to offset future taxable income for a period of time ranging from 5 to 20 years, depending on the state, and begin to expire in 2013. NOL carryforwards in Canada expire in 20 years. The change in the valuation allowance from 2011 to 2012, from 2010 to 2011, and from 2009 to 2010, was a decrease of $334.6 million, $121.2 million, and $20.3 million, respectively. Our future deferred tax asset realization depends on sufficient taxable income in the carryforward periods under existing tax laws. State deferred tax assets include approximately $15.8 million and $24.5 million in 2012 and 2011, respectively, of tax benefits related to state NOL carryovers, which began to expire in 2013. On an ongoing basis, we will continue to review all available evidence to determine if and when we expect to realize our deferred tax assets and federal and state NOL carryovers.

A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision (benefit) for income taxes is as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2012	July 13 through December 31, 2011	January 1 through July 12, 2011	For the Year Ended December 31, 2010
Tax at federal statutory rate	35.0%	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	(20.5)	0.3	0.1	—
Foreign income taxed below US Rate	(4.9)	(14.7)	(5.7)	(5.5)
Valuation allowance	(173.9)	(31.8)	(3.4)	14.4
Built in loss limitation	23.8	20.0	—	—
Tax Indemnity	2.7	15.4	—	—
Uncertain tax positions	(9.2)	(39.1)	3.3	(42.3)
Transaction costs	(2.8)	35.3	—	—
Non-controlling interest	—	(1.3)	(2.0)	(1.6)
Deferred tax adjustments	(4.4)	—	—	—
Other	—	(6.0)	2.3	(2.2)

Effective Rate	(154.2)%	13.1%	29.6%	(2.2)%

We have substantial tax attributes available to offset the impact of future income taxes. We have a process for determining the need for a valuation allowance with respect to these attributes. In accordance with ASC 740-10, Income Taxes, we assess whether a valuation allowance should be established based on the consideration of all available evidence using a “more likely than not” standard with significant weight being given to evidence that can be objectively verified. This assessment includes an extensive review of both positive and negative evidence including our earnings history, forecasts of future profitability, assessment of the industry, the length of statutory carry-forward periods, experiences of utilizing NOLs and built-in losses, and tax planning alternatives.

At December 31, 2012, we re-evaluated the evidence related to the need for our deferred tax asset valuation allowances and determined that part of the valuation allowance on our federal deferred tax assets and certain state valuation allowances were no longer needed because of sufficient positive objective evidence. That evidence principally consisted of (i) 3-year cumulative book income through the year ended December 31, 2012; and (ii) strong backlog evidencing that profitability will likely increase in 2013.

Some of the evidence considered was as follows:

•	We generated $80.2 million of pre-tax income in the United States since January 2010, including positive pre-tax income in six out of the past seven consecutive quarters;

•	Our last three years of cumulative results became profitable during the fourth quarter of 2012;

•	We incurred zero impairment charges during the year ended December 31, 2012, primarily due to the strength of the recovery in the housing industry and the carrying value of our inventories;

•	Our current belief that the recovery in the housing market will be sustained;

•	Our 176% increase in U.S. backlog dollar value to $716 million at December 31, 2012 from $259 million at December 31, 2011; and

•

Improving industry and other indicators, including positive gains in housing indices during 2012, a 37% year-over-year increase in the seasonally adjusted rate of housing starts in December 2012, continued low interest rates, improvements in unemployment rates, improvements in consumer confidence, improvements in the housing market in the geographic areas we serve and improvements in other macroeconomic factors.

The 2012 improvement we experienced is in line or exceeds the average of our peer companies. In addition, current evidence indicates that these same housing market conditions will continue into the foreseeable future. For the first two months of 2013, new orders have increased 71% while U.S. backlog dollars has increased 218% as compared to the first two months of 2012. This analysis was consistent with the anticipated future trends we used in estimating the fair value of our real estate inventory for impairment and our assessment of our tangible and intangible assets for impairment.

As a result of the Acquisition on July 13, 2011, the Company had a “change in control” as defined by Section 382 of the IRC. Section 382 of the IRC imposes certain limitations on the Company’s ability to utilize certain tax attributes and net unrealized built-in losses that existed as of July 13, 2011. The gross deferred tax asset includes amounts that are considered to be net unrealized built-in losses. To the extent these net unrealized losses are realized during the five-year period after July 13, 2011, they may not be deductible for federal income tax reporting purposes to the extent they exceed the Company’s overall IRC Section 382 limitation.

TMM Holdings is a partnership that is not subject to U.S. federal or state income tax. TMM Holdings owns 100% of the issued and outstanding shares of Monarch Corporation, the Canadian operating company. Since TMM Holdings is not subject to an entity-level income tax, there is not a U.S. federal or state deferred tax liability to recognize. Taxable income or loss is includable from the taxable income of the partners in TMM Holdings. Hence, the Company has not relied on the exception to the recognition of deferred tax liabilities provided in ASC 740-30-25-17 to avoid the recognition of such deferred tax liabilities.

The most significant judgments we make in our assessment of the need for a valuation allowance involve estimating the amount of built-in losses that may be utilized to offset future taxable income from the sale of real estate inventory that we held on the Acquisition date, and the ability to utilize NOLs as limited by Section 382 of the IRC. Making such estimates and judgments, particularly pertaining to the future ability to utilize built-in losses, is subject to inherent uncertainties.

We recorded a full valuation allowance against all of our deferred tax assets during 2007 due to economic conditions and the weight of negative evidence at that time. During the fourth quarter of 2012, we reversed a large portion of the valuation allowance because the weight of the positive evidence exceeds that of the negative evidence. We retained a valuation allowance of $62.9 million primarily for various deferred tax assets we estimate we will not be able to utilize due to federal and state limitations. In evaluating the need for a valuation allowance at December 31, 2012, we considered all available positive and negative evidence, including that our last three years of cumulative results became profitable during the fourth quarter of 2012 as well as evidence of recovery in the housing markets where we operate and our level of pre-tax income and growth in sales orders. The prospects of continued profitability and growth were further supported by a strong order backlog and sufficient balance sheet liquidity to sustain and grow operations. In addition, most of our tax jurisdictions have a 20-year NOL carryforward utilization period during which time we fully expect to be able to absorb NOL carryovers and temporary differences as they reverse in future years. In making the determination that it is more likely than not that we will be able to realize all of our deferred tax assets in most of our jurisdictions, the Company applied the rules of ASC 740-10-30-18 through 30-25 and considered two possible sources of taxable income under the tax law to realize the tax benefit for deductible temporary differences and carryforwards. These sources included future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards. We evaluated the anticipated future trends included in our projections of future taxable income. We expect pre-tax income to grow and exceed the 2012 level of $73.3 million in the near future due to the economic and business factors discussed above. In addition, we considered the possibility of zero growth from 2012 levels in pre-tax income over the 20-year expiration period of our NOLs. We also considered the possibility of zero growth in average pretax income from levels earned since our July 2011 acquisition date and other periods over the 20-year expiration period of our NOLs. This combined analysis supported our determination that it is more likely than not that we will be able to realize all of our deferred tax assets in most of our jurisdictions. Using an assumed effective tax rate of 38.5%, the Company would be required to generate at least $713.5 million in pretax income prior to the expiration of its NOLs in order to realize the $274.7 million deferred tax asset.

The components of net deferred tax assets and liabilities at December 31, 2012 and 2011, consisted of timing differences related to inventory impairment, expense accruals, provisions for liabilities, and NOL carryforwards. The Company has approximately $149.0 million in available federal NOL carryforwards, which will begin to expire in 2028. The Company has approximately $6.0 million in available NOL carryforwards related to the Canadian operations which will begin to expire in 2025. A summary of these components is as follows (in thousands):

	December 31, (Successor)
	2012	2011
Deferred tax assets
Real estate inventory	$205,461	$277,289
Accruals and reserves	32,293	38,530
Other	23,810	22,414
Net operating losses	83,908	80,354

Total deferred tax assets	345,472	418,587
Deferred tax liabilities
Real estate inventory, intangibles, other	(7,847)	(25,184)

Valuation allowance	(62,868)	(397,435)

Total net deferred tax asset (liability)	$274,757	$(4,032)

We account for uncertain tax positions in accordance with ASC 740. This guidance clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires a company to recognize the financial statement effect of a tax

18. MORTGAGE COMPANY LOAN FACILITIES

In December 2010, TMHF, the Company’s wholly owned mortgage subsidiary, entered into an agreement with Flagstar Bank (the “Flagstar agreement”), as agent and representative for itself and other buyers of our held-for-sale mortgages named therein. The purpose of the Flagstar agreement is to finance the origination of up to $30 million of mortgage loans at any one time by TMHF, subject to certain sublimits and with a temporary accordion feature subject to approval by Flagstar, which allows for borrowings in excess of total availability. Borrowings under the facility are accounted for as a secured borrowing under ASC Topic 860, Transfers and Servicing. The Flagstar agreement is terminable by either party with 30 days’ notice and bears interest at a rate of LIBOR plus 2.5%, with a minimum floor of 3.95%. Borrowings under this facility are paid back with proceeds received when our mortgages are sold to participating lenders in the Flagstar agreement, or to other buyers subject to certain sublimits. The time period from borrowing to repayment is typically less than 20 business days.

At December 31, 2012 and 2011, there were $38.6 million and $32.7 million, respectively, in outstanding borrowings under the Flagstar agreement.

In December of 2011, TMHF entered into an agreement with Comerica Bank, as agent and representative for itself and other buyers of our held-for-sale mortgages named within. The line will have the capacity to finance up to $30 million of mortgage loans at any one time by TMHF, subject to certain sublimits and with a temporary accordion feature subject to approval by Comerica, which allows for borrowings in excess of total availability. At December 31, 2012, mortgage loans were financed under this arrangement were $41.7 million.

The mortgage borrowings outstanding as of December 31, 2012 and 2011, are collateralized by $85.0 million and $34.0 million, respectively, of mortgage loans held for sale, which comprise the balance of mortgage receivables in the accompanying consolidated balance sheets, and $2.0 million of restricted short-term investments in certificate of deposits known as CDARS, which are included in restricted cash in the accompanying consolidated balance sheets.

19. CAPITAL STRUCTURE

The capital structure described below is reflective of TMM’s capital structure as it existed as of December 31, 2012.

(a) General

On July 13, 2011, the TPG Entities, investment funds managed by Oaktree Capital Management or their respective subsidiaries (“Oaktree” and collectively with the TPG Entities, the “Principal Sponsors”), and affiliates of JH Investments (“JHI”) acquired Taylor Morrison and Monarch from Taylor Wimpey plc. The transaction was funded by an approximately $500.0 million senior unsecured term loan (“Sponsor Loan”) and $620.3 million in equity. Certain members of management contributed approximately $3.3 million in equity. Following the transaction, there were 623,619,973 Class A Units outstanding held by the limited partners. Also as part of the transaction and in addition to Class A Units, JHI received 30,265,998 Class J1 Units, 15,133,000 Class J2 Units, and 15,133,000 Class J3 Units (“Class J Units”). The Company did not realize any proceeds relating to the issuance of the Class J Units, which were issued in consideration for services to be provided by the holders of such units. TMM Holdings GP, Inc., (“General Partner”) a British Columbia Corporation formed in 2011, is the general partner of the Partnership.

On April 13, 2012, the certain subsidiaries of the Company issued $550.0 million of 7.75 percent Senior Notes due 2020 (the “Senior Notes”) at an initial offering price of 100 percent of the principal amount. The net proceeds from the sale of the Senior Notes were $537.4 million, net of debt issuance costs of $12.6 million, were used, in part, to repay $350.0 million of the Sponsor Loan. The remaining $150.0 million of the Sponsor Loan was acquired by a subsidiary of the Company, and the Principal Sponsors acquired an additional 136,363,636

Class A Units for $150.0 million. As part of the new equity issuance, the same members of management who initially invested in Class A Units were given the opportunity to purchase additional Class A Units. Accordingly, certain of those members of management elected to purchase an aggregate of 462,142 additional Class A Units, which were issued for proceeds of approximately $0.5 million. At the same time, two members of the Board of Directors purchased 1,727,273 Class A Units for $1.9 million.

From time to time the Company has also issued Class M Units to certain members of management as equity compensation, subject to time and performance vesting conditions, as discussed below.

(b) Voting

Holders of Class A Units are entitled to one vote per unit in respect of any matter that requires the action, consent or approval of the limited partners. Class J Units and Class M Units are not entitled to vote. The Company requires the approval of both Principal Sponsors (one Principal Sponsor if the other Principal Sponsor’s position is no longer 50.0 percent of its original position, or a majority of all Class A Units outstanding if neither Principal Sponsor holds 50.0 percent of its original position) to perform certain actions including: any transactions or series of transactions involving the merger or consolidation of the Partnership; any transaction or series of transactions involving the sale, lease, exchange, or other disposal by the Partnership of any assets for consideration in excess of $5.0 million and 25.0 percent of the fair value of the total assets in the Partnership; any transaction or series of transactions involving the purchase, rent, license, exchange or other acquisition by the Partnership of any assets for consideration in excess of the greater of $5.0 million and 25.0 percent of the fair value of total asset of the Partnership; any authorization or issuance of equity securities of the Partnership other than pursuant to any equity incentive plans or arrangements of the Partnership approved by the board of directors; any redemption with respect to the equity securities of the Partnership; the IPO of the Partnership; and the exercise of any registration rights in respect to any securities owned by the Partnership.

(c) Priority on Distributions

Distributions are made at such times as determined by the General Partner, which is owned by affiliates of TPG, Oaktree and JH Investments. Class A Units rank senior to Class J Units and Class M Units. Class J Units and Class M Units are not entitled to distributions until Class A Unit holders have received distributions equal to their original aggregate capital contributions. Class J Units and Class M Units would then participate in any distributions dependent on certain aggregate returns and internal rate of return (“IRR”) thresholds being met on the Principal Sponsors’ aggregate capital contributions, as further described in the Unit Award Agreements.

Any distributions to any holder of Class M Units or Class J Units that have not yet become vested pursuant to the agreement to which such Units were issued will be held back and distributed to the holder if and when such Units vest. Class M Units are eligible to participate in distributions only to the extent that the aggregate value of the distributions exceeds the Class M Return Threshold applicable to that Unit. Class J Units are eligible to participate in the distributions only to the extent that the aggregate value of the distributions exceed the Class J Return Threshold applicable to that Unit.

(d) Tax Distributions

The Partnership is required to distribute to each Limited Partner on an annual basis or more frequently, to the extent the Partnership has available cash and is not subject to any provisions prohibiting it from doing so, tax distributions in an amount equal to the greater of (i) the amount of the Limited Partner’s U.S. federal, state and local income taxes or (ii) the amount of the Limited Partner’s Canadian income taxes, with respect to the Limited Partner’s allocable share of any Partnership net taxable income and gain for such fiscal period, determined by assuming that such income or gain, as applicable, is taxable to the Limited partner, at the greater of (x) the highest marginal U.S. federal income tax rate then in effect, and a state and local income tax rate equal to the highest marginal rate then in effect for an individual or corporation that is a resident of New York, New York or (y) the highest combined provincial and federal income tax rate applicable to an individual or corporation that is a resident of Canada and is subject to tax in the province of Canada that has the highest income tax rate.